September 15, 2023

Via Edgar Transmission

Ms. Alexandra Barone

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Orangekloud Technology Inc. (the “Company”) Amendment No.1 to Draft Registration Statement on Form F-1 Submitted August 24, 2023 CIK No. 0001979407

Dear Ms. Barone:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 8, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No.1 to the Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 5

1.	We note your response to prior comment 5. Please revise to include a chart depicting your corporate structure before the Reorganization and Offering.

Response: In response to the Staff’s comment, the Company has added the relevant chart on pages 5 and 45 of the Amendment No.2 to the Draft Registration Statement on Form F-1 (the “Revised F-1”).

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 7

2.	We note your response to prior comment 6. Please note that your election to take advantage of the extended transition period for complying with new or revised accounting standards is not irrevocable. Please revise accordingly. Refer to Question 37 of the FAQ on Title 1 of the JOBS Act. In addition, as previously requested, revise Note 2 to disclose that, as result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 7 and page F-16 of the Revised F-1.

Use of Proceeds, page 28

3.	We note your response to prior comment 8. Please provide information on the status of the company’s plans to pursue acquisition or strategic investment opportunities. See Item 3.C.3 of Part 1 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 28 of the Revised F-1.

Dilution, page 31

4.	Based on your revisions to prior comment 9 it appears that there will not be a forward split. Please also revise the dilution section to remove references to the split. Also, the dilution calculations should be presented as of December 31, 2022, the most recent balance sheet date included in the filing. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 31 of the Revised F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Other Metrics, page 41

5.	We note your response to prior comment 14. Please revise to quantify recurring revenue and revenue retention rate for each period presented. Also, explain your basis for including third party license revenue in recurring revenue. In this regard, it appears that this revenue is point in time revenue so it is unclear how it is recurring.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 41 of the Revised F-1 with recurring revenue and non-recurring revenue. For third party licenses, customers c onsistently opt to continue with us accompanied with our comprehensive support agreement which is separately identifiable.

Management, page 63

6.	In light of Mr. Goh’s other positions with other companies, please revise to discuss any conflicts of interest.

Response: In response to the Staff’s comment, the Company respectfully submits that there is no conflicts of interest between Mr. Goh’s other positions with other companies and the Group. The Company has added the relevant mitigation measures for any potential conflicts of interest on page 64 of the Revised F-1.

Consolidated Financial Statements of Orangekloud Technology Inc.

Report of Independent Registered Public Accounting Firm, page F-2

7.	We note your response to prior comment 19. Please note your auditors should include a signed and dated preface statement in a header to their “to be issued” report stating the reason for such report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. Please revise.

Response: In response to the Staff’s comment, the auditors have included a signed and dated preface statement in a header to their “to be issued” report on page 101 of the Revised F-1.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

8.	Your response to prior comment 20 indicates that the remaining payroll and employee benefits amounts is for management personnel and finance and administrative staff. Tell us what consideration was given to labeling this line item “general and administrative expense.”

Response: In response to the Staff’s comment, the Company has combined payroll and employee benefits and other operating expenses in general and administrative expense on page 35 and page F-5 of the Revised F-1.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

Revenue recognition, page F-12

9.	We note your revisions and response to prior comment 21. As previously requested, please explain in your response how you determined that point in time recognition was appropriate for third party hosting services. As part of your response, tell us whether you have any obligations to the customer over the hosting service period. Refer to ASC 606-10-25-30.

Response: In response to the Staff’s comment, the Company has elaborated the third party hosting in non-refundable and Company does not have any other obligation during remaining term on page F-13 of the Revised F-1.

10.	We note the remaining performance obligation (“RPO”) table added in response to prior comment 24. Please tell us what the RPO amount for packaged software solutions represents. In this regard, we note that revenues for these solutions is recognized at a point in time so it is unclear what the unsatisfied performance obligation relates to.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure based on revenue stream on page F-17 of the Revised F-1.

General

11.	We note your response to prior comment 26. Please revise your disclosure to:

●	State the purpose and effect of the Reorganization;
●	Discuss the Shareholder’s Agreement relating to MSC Consulting, which will be included as an exhibit;
●	Tell us the exemption from Securities Act registration you will rely on to conduct the exchanges contemplated by the Reorganization.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company expects the Reorganization to occur before completion of the Offering. The Company further submits that (i) the Shareholder’s Agreements relating to MSC Consulting are not finalized, but they will be included as Exhibits once finalized. Please see the significant terms of the contractual arrangements on page 46 of the Revised F-1; and (ii) the transactions are not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S thereof. Please see page 45 of the Revised F-1.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com